ATLATSA ANNOUNCES RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

Second Quarter 2014 Highlights:

  Revenue increased 21% to $58.6 million

  Cash flow generated from operations improves to $ 5.8 million

  Total tonnes milled increased 16% to 420,274

  4E PGM ounces produced increased 9% to 46,777

  Development metres up 13% and ramp up project targets remain on track

  Loss per share improved 50% to (1) cent per share

  Disappointing safety performance with lost-time injury frequency rate (“LTIFR”) at 1.16

August 14, 2014 Atlatsa Resources Corporation (”Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three months and six months ended June 30, 2014. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis for the period filed on www.sec.gov and www.sedar.com and is also available at www.atlatsaresources.co.za. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina, Head: Investor Relations	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816

Harold Motaung, Chief Executive Officer of Atlatsa, said, “Despite a lacklustre Rand PGM basket price, our second quarter performance was pleasing, supported by another quarterly increase in tonnes milled and PGM ounces produced. We continue to ramp-up the development of our two new shaft complexes, Brakfontein and Middelpunt Hill, which bodes well for our targeted growth of 10% in production of PGM ounces for FY2014, as well as an improvement in unit costs and cash flow generation in the medium term. The Klipfontein opencast mine continues to perform to expectations supplementing concentrator feed and revenue at the Bokoni Mine, whilst our new generation Brakfontein and Middelpunt Hill operations ramp up to steady state remains on track”.

Motaung continued, “Atlatsa is also encouraged by the general return of labour stability to the platinum industry following the longest and most expensive labour strike in the history of South Africa”.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the quarter ended June 30, 2014.

Operating results		Q2 2014	Q2 2013	% change	H1 2014	H1 2013	% change
Tonnes milled	T	420,274	361,071	16	810,373	664,035	22
Recovered grade	g/t milled, PGM	3.58	3.72	(4)	3.55	3.82	(6)
PGM oz produced	Oz	46,777	42,901	9	89,597	78,944	13
UG2 milled to total milled	%	28.9	31.8	(9)	30.0	33.0	(8)
Primary development	metres	2,797	2,465	13	5,482	4,421	24
Capital expenditure	$m	9.8	13.2	(26)	21.0	25.2	(17)
*Operating cost/tonne milled	ZAR/t	1,253	1,158	(8)	1,280	1,221	(5)
*Operating cost/PGM oz	ZAR/PGM oz	11,258	9,743	(16)	11,573	10,264	(13)
LTIFR	Per 200,000 hours worked	1.16	0.69	(68)	1.06	1.19	11

Financial summary
Expressed in Canadian Dollars (000’s)	Q2 2014	Q2 2013	% Change	H1 2014	H1 2013	% change
Revenue	58,560	48,427	21	112,391	93,508	20
Cash operating costs*	(53,075)	(44,405)	(20)	(103,934)	(88,442)	(18)
Cash operating profit	5,485	4,022	36	8,457	5,066	67
Cash operating margin	9.4%	8.3%	13	7.5%	5.4%	39
EBITDA**	268	6,816	(96)	276	24,793	(99)
Loss attributable to Atlatsa shareholders	(6,973)	(9,291)	25	(11,850)	(15,455)	23
Basic and diluted loss per share – cents	(1)	(2)	50	(2)	(4)	50

* Management started to build up stockpile during Q2 2014, the cost of which has been excluded from the Q2 2014 costs above. Cash operating costs represents all on mine production and processing costs, excluding depreciation charges.

** The Company recognised a fair adjustment of $0.1 million during Q2 2014, compared to a fair value adjustment of $8.8 million for Q2 2013.

Safety

Bokoni Mine’s LTIFR increased to 1.16 per 200,000 hours worked during the quarter. The disappointing safety performance was largely attributable to non-adherence to safety standards and procedures by new contractors at the mine. The mine received one Section 54 safety stoppage imposed by the Department of Mineral Resources (DMR) at the Brakfontein shaft operation, resulting in the stoppage of five shifts at a stoping section.

The Bokoni Mine continues to instil a culture of safe behaviour, focusing on employee compliance to the principle of “zero harm”, with behavioural based training being rolled out at all levels to identify and mitigate against potential safety hazards.

Operational results

The Bokoni Mine continues its upward operational trend with tonnes milled increasing by 16% quarter-on-quarter and other key operational performance metrics showing a significant improvement.

During the second quarter of 2014, the Bokoni Mine produced 46,777 PGM ounces compared to 42,901 PGM ounces during the second quarter of 2013. The increase is attributable to an improved underground mining performance, together with the Klipfontein Merensky opencast operation increasing its production to 2,978 PGM ounces during Q2 2014, compared to 703 PGM ounces in Q2 2013.

Primary development increased by 13% quarter-on-quarter to 2,797 metres as a result of good progress being made at the Brakfontein and Middelpunt Hill ramp-up projects, both on the decline shafts and lateral development. This development rate is expected to be maintained over the next year as the operations focus on increasing face length to improve mining flexibility, whilst at the same time moving towards our steady state targets of 100,000 tonnes per month (“tpm”) and 60,000 tpm at Brakfontein and Middelpunt Hill underground operations, respectively.

The Merensky opencast mine has now reached steady state, with an ability to maintain a production rate of up to 40,000 tpm for the next three years, as Bokoni’s underground mining operations ramp up to 160,000 tpm from its current 130,000 tpm base.

Delivered grades were lower as a result of an increase in lower grade opencast material and increased secondary development at our underground operations.

On completion of the current ramp-up phase, the Bokoni Mine will be better positioned from both a unit cost and cash flow perspective, as it will:

  operate from two shaft complexes as opposed to the current four shaft system, thereby reducing costs associated with logistics and support services;

  reduce its aggregate operating costs by moving from older, higher cost shaft operations to lower cost, new generation and more efficient shaft operations;

  access higher grade Merensky mining areas at its new generation Brakfontein shaft complex;

  reduce overall sustaining capital expenditure at its new generation shaft complexes; and

  significantly reduce its project capital expenditure.

Financial results

Revenue increased by 21% quarter-on-quarter as a result of the increased PGM basket price and production volumes, supported by the positive impact of a depreciating ZAR currency against the US$. The realised ZAR PGM basket price for Q2 2014 was 16% higher at ZAR12,114 compared to ZAR10,411 for Q2 2013, whilst the US$ PGM ounce basket price achieved was US$1,149, compared to US$1,096 in Q2 2013.

Consolidated cash operating costs were 20% higher due to a 16% increase in total tonnes milled and the Klipfontein opencast mine being in operation for the full second quarter. The cost increase is largely attributable to higher production, annual wage increases, higher power utility charges during the winter months, higher stores costs as a result of higher working cost development metres and increased contractor charges incurred as a result of the Bokoni Mine’s accelerated development programme.

Total capital expenditure for Q2 2014 was $9.8 million (compared to $13.2 million for Q2 2013), comprising 29% sustaining capital and 71% project expansion capital. As at June 30, 2014, capital commitments already contracted for by the Company for the rest of the 2014 financial year amount to $13.5 million.

The Company continued to improve its cash generating ability, with operating activities generating cash of $5.8 million in the second quarter of 2014, compared to $4.6 million of cash utilized by operating activities in the second quarter of 2013.

Earnings

The basic and diluted loss improved by 50% to 1 cent per share when compared to 2 cents per share in Q2 2013.

The “Repositioning of Anglo American Platinum Limited’s Portfolio” and its potential impact on Bokoni

Anglo American Platinum Limited (“Anglo Platinum”) has announced that it is ‘moving forward with the repositioning of its portfolio’ including a review of its minority, non-management joint venture participation interest in the Bokoni Mine going forward.

Atlatsa management advises that:

  Anglo Platinum and Atlatsa remain committed as joint venture partners towards the completion of the 160,000 tpm underground steady state ramp up at the Bokoni Mine;

  Atlatsa is continuing its discussions with Anglo Platinum regarding Atlatsa’s intended growth plans for the Bokoni Mine and will make an announcement once a definitive strategic decision has been taken for this purpose;

  Sustainability of the Bokoni Mine remains of paramount importance to both Atlatsa and Anglo Platinum; and

  With regard to Anglo Platinum’s announcement on the possible sale of its minority interest in the Bokoni Mine, Atlatsa will engage with Anglo Platinum in close consultation with the DMR.

Outlook

The Bokoni Mine remains well positioned to achieve its 10% year-on-year targeted growth rate on PGM ounces produced for FY 2014 as a result of its accelerated development programme, improvements to opencast mining performance and mine efficiency improvement initiatives.

Second Quarter 2014 Conference Call Details

Thursday, August 14, 2014 at 16h00 CAT

Dial-in telephone numbers:
South Africa (Toll-Free)	0 800 200 648
South Africa – Johannesburg	011 535 3600
South Africa - Johannesburg Alternate	010 201 6800
UK (Toll-Free)	0808 162 4061
USA and Canada (Toll Free)	1 855 481 5362

Conference call presentation slides will be used during the conference call and are available on the Atlatsa website at www.atlatsa.com

Queries:

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

JSE Sponsor:
Macquarie First South Capital (Pty) Ltd
Annerie Britz Office: +27 11 583 2000

Russell and Associates
Charmane Russell / Pam McLeod
Office: +27 11 880 3924
Email: Charmane@rair.co.za / pam@rair.co.za

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to the anticipated benefits of the Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the realization of anticipated benefits of the Restructure Plan;
uncertainties related to implementation and realization of operational improvement and expansion plans, such as open cast mining and underground shaft development at Bokoni Mine;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.